Via Facsimile and U.S. Mail
Mail Stop 6010

December 7, 2007

Mr. Kenneth S. Shifrin
Chief Executive Officer and Chairman of the Board
American Physicians Service Group, Inc.
1301 S. Capital of Texas Highway, Suite C-300
Austin, TX 78746

Re: American Physicians Service Group, Inc.
Form 10-Q for the Period Ended June 30, 2007
Filed August 17, 2007
File No. 001-31434

Dear Mr. Shifrin:

We have reviewed your response letter dated November 19, 2007 and have the following comment. We think you should revise your Form 10-Q for the period ended June 30, 2007 and any subsequent Form 10-Q in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Form 10-Q – June 30, 2007

Financial Information

3. Acquisitions, page 8

1. Refer to your response to comment one. We continue to believe that the guidance included in SFAS 141 requires that you apply fair value techniques to any assets or liabilities acquired. It does not appear that you have done this with respect to these reserves. Please revise you financial statements and disclosures to reflect the impact of recording these reserves at fair value at the time of the acquisition in accordance with SFAS 141.

*   *   *   *

As appropriate, please amend your Form 10-Q for the period ended June 30, 2007 as well as any subsequent Form 10-Q and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with a marked copy of the amendment to expedite our review. Please understand that we may have additional comments after reviewing your amendment.

You may contact Kei Ino, Staff Accountant, at (202) 551-3659 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant